

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2014

Via Email
Mary Jane Raymond
Chief Financial Officer
 and Treasurer
II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, Pennsylvania 16056

> **Re: II-VI Incorporated**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed August 28, 2013**
> **File No. 000-16195**

Dear Ms. Raymond:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant